March 13, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Edward M. Kelly

Re:	Ecoark Holdings, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed February 24, 2020
File No. 333-235456

Dear Mr. Kelly:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated March 9, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed on February 24, 2020

Recent Sales of Unregistered Securities, page II-3

1. Refer to comment 2 in our January 21, 2020 letter and “Note 13: Stockholders’ Equity (Deficit)” on page F-32. It is unclear why you have not included the securities that the company sold in the August 14, 2018 reserved private placement. Please revise or advise. Additionally, indicate here under “Other Transactions” the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for all securities sold by you within the past three years, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

The Company revised its disclosure for Recent Sales of Unregistered Securities and indicated the exemptions from registration under “Other Transactions”. The Company also removed certain disclosures for recent sales that were registered using the Company’s registration statements.

With respect to a comment received in a January 8, 2020 letter received from the Commission, the Company filed financial statements for Trend Discovery Holdings Inc. in a Form 8-K/A on March 4, 2020.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Brad Hoagland
Melissa Raminpour